FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Secondary Distribution of US Dollar Notes due March 2015 and Australian Dollar Notes due March 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 10, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Secondary Distribution of US Dollar Notes due March 2015

and Australian Dollar Notes due March 2014

Tokyo, March 10, 2011—Nomura Holdings, Inc. today announced that Nomura Europe Finance N.V., a wholly owned subsidiary of Nomura Holdings, has finalized the terms of secondary distribution of US dollar notes due March 2015 and Australian dollar notes due March 2014 guaranteed by Nomura Holdings.

Outline of US dollar notes

1.	Amount of Issue	USD 368,000,000
2.	Offering Price	100.00% of face value
3.	Subscription Amount	USD 1,000
4.	Interest Rate	3.07% annually
5.	Interest Payment Dates	March 19 and September 19 each year
6.	Maturity Date	March 19, 2015
7.	Subscription Period	From March 11, 2011, to March 22, 2011
8.	Settlement Date in Japan	March 23, 2011
9.	Ratings	A+ (Rating and Investment Information, Inc.)
AA- (Japan Credit Rating Agency, Ltd.)
Outline of Australian dollar notes
1.	Amount of Issue	AUD 731,000,000
2.	Offering Price	100.00% of face value
3.	Subscription Amount	AUD 1,000
4.	Interest Rate	6.19% annually
5.	Interest Payment Dates	March 20 and September 20 each year
6.	Maturity Date	March 20, 2014
7.	Subscription Period	From March 11, 2011, to March 22, 2011
8.	Settlement Date in Japan	March 23, 2011
9.	Ratings	A+ (Rating and Investment Information, Inc.)
AA- (Japan Credit Rating Agency, Ltd.)

The purpose of this press release is to make a general public announcement concerning the secondary distribution of US dollar notes due March 2015 and Australian dollar notes due March 2014 by Nomura Europe Finance N.V. guaranteed by Nomura Holdings, Inc. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of US dollar notes due March 2015 and Australian dollar notes due March 2014 by Nomura Europe Finance N.V. guaranteed by Nomura Holdings, Inc. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.